SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: June 2004	Commission File Number: 1-8481

BCE Inc.
(Translation of Registrant’s name into English)

1000, rue de La Gauchetière Ouest, Bureau 3700, Montréal, Québec H3B 4Y7, (514) 397-7000
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F	X

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____.

Notwithstanding any reference to BCE’s Web site on the World Wide Web in the documents attached hereto, the information contained in BCE’s site or any other site on the World Wide Web referred to in BCE’s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

News Release

For immediate release

BCE COMPLETES SALE OF BCE EMERGIS

Montréal (Québec), June 16, 2004 — BCE Inc. (TSX, NYSE: BCE) today announced that all conditions have been satisfied for the transfer of its common shares in BCE Emergis Inc. to holders of BCE’s subscription receipts. As previously announced, on May 26, 2004, BCE sold 65,906,781 subscription receipts, each of which entitles the holder to acquire, at no additional cost, one common share of BCE Emergis.

At a special meeting held today, the shareholders of BCE Emergis approved a reduction in stated capital of $150 million to allow for the declaration of a special cash distribution of $1.45 per common share. The Board of Directors of BCE Emergis thereafter unconditionally and irrevocably confirmed the special cash distribution. The special distribution will be treated as a return of capital, not a dividend, for Canadian federal income tax purposes. More information on the special distribution and related tax treatment is available in the BCE Emergis Management Proxy Circular dated May 14, 2004.

BCE delivered a joint notice, together with National Bank Financial Inc., to CIBC Mellon Trust Company, as escrow agent, confirming the declaration of the special cash distribution. As a result, the 65,906,781 subscription receipts issued by BCE will be automatically exchanged immediately after 5:00 p.m. today, with no action required by subscription receipt holders, for common shares of BCE Emergis, on a one-for-one basis. Trading in the subscription receipts will be halted by the Toronto Stock Exchange all day June 17, 2004 and it is expected that the subscription receipts will be de-listed from the Toronto Stock Exchange at the close of trading on that day.

The subscription receipts were sold to a syndicate of underwriters led by National Bank Financial, which included CIBC World Markets Inc., Scotia Capital Inc. and TD Securities Inc.

The securities offered have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the U.S. Securities Act.

About BCE

Bell Canada Enterprises is Canada’s largest communications company. Through its 26 million customer connections, BCE provides the most comprehensive and innovative suite of communication services to residential and business customers in Canada. Under the Bell brand, the company’s services include local, long distance and wireless phone services, high speed and wireless Internet access, IP-broadband services, value-added business solutions and direct-to-home satellite and VDSL television services. Other BCE businesses include Canada’s premier media company, Bell Globemedia, and Telesat, a pioneer and world leader in satellite operations and systems management. BCE shares are listed in Canada, the United States and Europe.

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For further information:

France Poulin Communications (514) 786-8033 Web Site: www.bce.ca	George Walker Investor Relations (514) 870-2488

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BCE Inc.
(signed) Michael T. Boychuk
Michael T. Boychuk Senior Vice-President and Treasurer
Date: June 16, 2004